UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.)*

DHX Media Ltd.
(Name of Issuer)

Common and Variable Voting Shares
(Title of Class of Securities)

252406152
(CUSIP Number)

Hanif Dhanani EastBay Asset Management, LLC 650 Fifth Avenue, Suite 1640 New York, New York 10019 Tel. No.: (212) 702-7162
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 29, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	252406152

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

EastBay Asset Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

22,750,825*

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

22,750,825*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

22,750,825*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.9%*

14.	TYPE OF REPORTING PERSON

IA

* The number of Shares (as defined in Item 1) reported herein is comprised of (i) 6,230,415 of Shares that were purchased as Variable Voting Shares and (ii) 16,520,410 of Shares that were purchased as Common Voting Shares, each as described in the Issuer’s 40-F filed on September 25, 2018 and incorporated herein by reference. The number and percent of class is calculated based on the aggregate total of 134,293,890 Common and Variable Voting Shares outstanding as of June 30, 2018 as provided in the Issuer’s 40-F filed on September 25, 2018.

CUSIP No.	252406152

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

EastBay General Partner LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

19,354,783*

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

19,354,783*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,354,783*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.4%*

14.	TYPE OF REPORTING PERSON

OO

* The number of Shares reported herein is comprised of (i) 5,073,093 of Shares that were purchased as Variable Voting Shares and (ii) 14,281,690 of Shares that were purchased as Common Voting Shares, each as described in the Issuer’s 40-F filed on September 25, 2018 and incorporated herein by reference. The number and percent of class is calculated based on the aggregate total of 134,293,890 Common and Variable Voting Shares outstanding as of June 30, 2018 as provided in the Issuer’s 40-F filed on September 25, 2018.

CUSIP No.	252406152

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

EastBay Master Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

14,180,177*

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

14,180,177*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,180,177*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.6%*

14.	TYPE OF REPORTING PERSON

PN

* The number of Shares reported herein is comprised of (i) 2,478,787 of Shares that were purchased as Variable Voting Shares and (ii) 11,701,390 of Shares that were purchased as Common Voting Shares, each as described in the Issuer’s 40-F filed on September 25, 2018 and incorporated herein by reference. The number and percent of class is calculated based on the aggregate total of 134,293,890 Common and Variable Voting Shares outstanding as of June 30, 2018 as provided in the Issuer’s 40-F filed on September 25, 2018.

CUSIP No.	252406152

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Adam Wolfberg

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

22,750,825*

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

22,750,825*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

22,750,825*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.9%*

14.	TYPE OF REPORTING PERSON

IN

* The number of Shares reported herein is comprised of (i) 6,230,415 of Shares that were purchased as Variable Voting Shares and (ii) 16,520,410 of Shares that were purchased as Common Voting Shares, each as described in the Issuer’s 40-F filed on September 25, 2018 and incorporated herein by reference. The number and percent of class is calculated based on the aggregate total of 134,293,890 Common and Variable Voting Shares outstanding as of June 30, 2018 as provided in the Issuer’s 40-F filed on September 25, 2018.

CUSIP No.	252406152

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Steve Landry

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

22,750,825*

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

22,750,825*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

22,750,825*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.9%*

14.	TYPE OF REPORTING PERSON

IN

* The number of Shares reported herein is comprised of (i) 6,230,415 of Shares that were purchased as Variable Voting Shares and (ii) 16,520,410 of Shares that were purchased as Common Voting Shares, each as described in the Issuer’s 40-F filed on September 25, 2018 and incorporated herein by reference. The number and percent of class is calculated based on the aggregate total of 134,293,890 Common and Variable Voting Shares outstanding as of June 30, 2018 as provided in the Issuer’s 40-F filed on September 25, 2018.

CUSIP No.	252406152

Item 1.	Security and Issuer.

The name of the issuer is DHX Media Ltd., a Canadian corporation (the "Issuer"). The address of the Issuer's principal executive offices is 1478 Queen Street, Halifax, Nova Scotia, B3J 2H7, Canada. This Schedule 13D relates to the Issuer's Common and Variable Voting Shares (the "Shares").

Item 2.	Identity and Background.

(a), (f)	This Schedule 13D is being filed by (i) EastBay Asset Management, LLC, a Delaware limited liability company (“Eastbay”), as the investment manager to certain private investment funds (including Eastbay Master Fund, as defined below) and separate accounts, with respect to Shares owned by such private investment funds and separate accounts, (ii) EastBay General Partner LLC, a Delaware limited liability company (“Eastbay GP”), as the general partner of certain private investment funds (including Eastbay Master Fund), (iii) EastBay Master Fund, LP, a Cayman Islands private investment fund (“Eastbay Master Fund”), with respect to Shares owned by such private investment fund, and (iv) Adam Wolfberg and Steve Landry, the managing members of Eastbay, with respect to Shares beneficially owned by Adam Wolfberg and Steve Landry (collectively, the “Reporting Persons”).

(b)	The principal business address for each of the Reporting Persons is 650 Fifth Avenue, Suite 1640, New York, New York 10019.

(c)	Eastbay provides investment management services to private investment funds, including Eastbay Master Fund, and separate accounts. Eastbay GP serves as the general partner to private investment funds, including Eastbay Master Fund. Eastbay Master Fund is a private investment fund. Adam Wolfberg and Steve Landry are the managing members of Eastbay.

(d), (e)	During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Persons disclaim membership in a group.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the Shares came from the working capital of Eastbay Master Fund and other clients of Eastbay. No borrowed funds were used to purchase the Shares, other than borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Reporting Persons have acquired their Shares of the Issuer for investment. The Reporting Persons evaluate their investment in the Shares on a continual basis. The Reporting Persons have no plans or proposals as of the date of this filing which, relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D, except as set forth below.

The Reporting Persons have been in contact with, and reserve the right to continue to be in contact with, members of the Issuer's management, the members of the Issuer's Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to increase shareholder value. The contact may include proposing or considering any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

The Reporting Persons reserve the right to effect transactions that would change the number of shares they may be deemed to beneficially own.

Item 5.	Interest in Securities of the Issuer.

(a) - (e)

As of the date hereof (i) each of Eastbay, Adam Wolfberg and Steve Landry may be deemed to be the beneficial owner of 22,750,825 shares, constituting 16.9% of the Shares, (ii) Eastbay GP may be deemed to be the beneficial owner of 19,354,783 Shares, constituting 14.4% of the Shares, and (iii) Eastbay Master Fund may be deemed to be the beneficial owner of 14,180,177 Shares, constituting 10.6% of the Shares, in each case based upon 134,293,890 Shares outstanding as of the date hereof.

Eastbay has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 22,750,825 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 22,750,825 Shares.

Eastbay GP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 19,354,783 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 19,354,783 Shares.

Eastbay Master Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 14,180,177 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 14,180,177 Shares.

Adam Wolfberg has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 22,750,825 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 22,750,825 Shares.

Steve Landry has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 22,750,825 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 22,750,825 Shares.

The trading dates, number of Shares purchased or sold and the price per share for all transactions in the Shares during the last 60 days by the Reporting Persons are set forth in Exhibit B and were effected in the open market.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons hold derivative positions related to 10,276,600 Shares in the form of total return swap instruments. The total return swap positions are cash settled. The Reporting Persons do not and cannot direct or control the purchases or sales, if any, of any Shares held by the relevant derivative counterparties and do not and cannot control the voting rights associated with any such Shares.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement Exhibit B: A description of the transactions in the Shares that were effected by the Reporting Persons during the last 60 days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 5, 2018
(Date)

EastBay Asset Management, LLC*

 By: /s/ Hanif Dhanani

Name: Hanif Dhanani

Title: Chief Compliance Officer

EastBay General Partner LLC*

By: /s/ Hanif Dhanani

Name: Hanif Dhanani

Title: Chief Compliance Officer

EastBay Master Fund, LP*

By: EastBay General Partner LLC, its general partner

By: /s/ Hanif Dhanani

Name: Hanif Dhanani

Title: Chief Compliance Officer

/s/ Adam Wolfberg

Adam Wolfberg*

/s/ Steve Landry

Steve Landry*

* This reporting person disclaims beneficial ownership of these reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 13 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D, dated November 5, 2018, relating to the Common and Variable Voting Shares of DHX Media, Inc. shall be filed on behalf of the undersigned.

November 5, 2018
(Date)

EastBay Asset Management, LLC

By: /s/ Hanif Dhanani

Name: Hanif Dhanani

Title: Chief Compliance Officer

EastBay General Partner LLC

By: /s/ Hanif Dhanani

Name: Hanif Dhanani

Title: Chief Compliance Officer

EastBay Master Fund, LP

By: EastBay General Partner LLC, its general partner

By: /s/ Hanif Dhanani

Name: Hanif Dhanani

Title: Chief Compliance Officer

/s/ Adam Wolfberg

Adam Wolfberg

/s/ Steve Landry

Steve Landry

Exhibit B

TRANSACTIONS IN SHARES BY ACCOUNTS ADVISED BY EASTBAY ASSET MANAGEMENT, LLC

Transaction	Date	Shares	Price
Purchase	9/25/2018	250,000	$1.31
Purchase	9/25/2018	105,000	$1.26
Purchase	9/25/2018	105,000	$1.13
Purchase	9/25/2018	63,000	$1.24
Purchase	9/25/2018	42,000	$1.32
Purchase	9/25/2018	42,000	$1.29
Purchase	9/25/2018	42,000	$1.24
Purchase	9/25/2018	30,500	$1.27
Purchase	9/25/2018	21,000	$1.29
Purchase	9/25/2018	17,346	$1.16
Purchase	9/25/2018	10,000	$1.27
Purchase	9/26/2018	381,839	$1.24
Purchase	9/26/2018	349,688	$1.34
Purchase	9/26/2018	300,000	$1.31
Purchase	9/26/2018	190,920	$1.18
Purchase	9/26/2018	114,552	$1.15
Purchase	9/26/2018	76,368	$1.28
Purchase	9/26/2018	76,368	$1.25
Purchase	9/26/2018	38,200	$1.31
Purchase	9/27/2018	141,800	$1.52
Purchase	9/27/2018	77,000	$1.48
Purchase	9/28/2018	191,350	$1.47
Purchase	9/28/2018	191,350	$1.41
Purchase	9/28/2018	16,800	$1.44
Purchase	10/1/2018	116,100	$1.48
Purchase	10/2/2018	150,000	$1.44
Purchase	10/9/2018	191,427	$1.64
Purchase	10/10/2018	192,079	$1.66
Purchase	10/11/2018	250,000	$1.64
Purchase	10/18/2018	100,000	$1.50
Purchase	10/19/2018	63,400	$1.63
Purchase	10/19/2018	36,600	$1.60
Purchase	10/22/2018	100,000	$1.58
Purchase	10/22/2018	100,000	$1.55
Purchase	10/22/2018	100,000	$1.55
Purchase	10/23/2018	200,000	$1.62
Purchase	10/25/2018	100,000	$1.70
Purchase	10/26/2018	100,000	$1.80
Purchase	10/26/2018	100,000	$1.78
Purchase	10/30/2018	100,000	$1.81
Purchase	10/31/2018	95,306	$1.83
Purchase	10/31/2018	54,100	$1.85
Purchase	10/31/2018	50,000	$1.82
Sale	11/1/2018	12,300	$2.51
Sale	11/1/2018	200,000	$2.66
Sale	11/2/2018	180,700	$2.69